              S O N F I E L D  &  S O N F I E L D
                   A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-1937 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com ERIN MONROE Legal Assistant erin@sonfield.com

By facsimile and EDGAR

October 23, 2009

Ms. Jessica Plowgian
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

RE:	Arrayit Corporation
Form 10-K/A for the fiscal year ended December 31, 2008 and Form 10-Q/A for the quarter ended March 31, 2009 filed September 17, 2009
Preliminary Information Statement on Schedule 14C filed September 28, 2009
File No. 1-16381

Dear Ms. Plowgian:
The above issuer requests an enlargement of the time for filing a response to your letter of comment to November 6, 2009.

Very truly yours,

Robert L. Sonfield, Jr.
Managing Director

Cc: Rene’ Schena, Chief Executive Officer
Arrayit Corporation